SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30431; File No. 812-14033]

ING Life Insurance and Annuity Company, <u>et al</u>; Notice of Application

March 21, 2013

<u>Agency</u>: Securities and Exchange Commission ("SEC" or "Commission").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act").

<u>Applicants</u>: ING Life Insurance and Annuity Company ("ING Life"), ING USA Annuity and Life Insurance Company ("ING USA"), ReliaStar Life Insurance Company of New York ("ReliaStar NY"), and Security Life of Denver Insurance Company (each a "Company" and together, the "Companies"), Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account S-A1 (each, a " Separate Account" and together, the "Separate Accounts") and ING Investors Trust. The Companies, the Separate Accounts, and ING Investors Trust are collectively referred to herein as the "Applicants."

<u>Summary of Application</u>: The Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitution of shares of the ING Large Cap Growth Portfolio, a series of the ING Investors Trust (the "Replacement Fund") for shares of the Fidelity VIP Contrafund Portfolio, a series of the Fidelity Variable Insurance Products Fund II (the "Existing Fund"), held

by the Separate Accounts to fund certain variable annuity contracts (collectively, the "Contracts") issued by the Companies.

Filing Date: The application was filed on May 14, 2012, and amended and restated applications were filed on November 16, 2012, January 22, 2013, and March 18, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 11, 2013, and should be accompanied by proof of service on the applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: J. Neil McMurdie, Esquire, ING Americas U.S. Legal Services, One Orange Way, C2N, Windsor, CT 06095.

For Further Information Contact: Jeffrey Foor, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Companies, on their own behalf and on behalf of their respective separate accounts, propose to substitute shares of the Replacement Fund for shares of the Existing Fund held by the Separate Accounts to fund the Contracts.

2.   ING Life is the depositor of Variable Annuity Account B of ING Life Insurance and Annuity Company and Variable Annuity Account I of ING Life Insurance and Annuity Company. ING USA is the depositor of Separate Account B of ING USA Annuity and Life Insurance Company and Separate Account EQ of ING USA Annuity and Life Insurance Company. ReliaStar NY is the depositor of ReliaStar Life Insurance Company of New York Separate Account NY-B. Security Life of Denver Insurance Company is the depositor of Security Life Separate Account S-A1.

3.   Each of Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, and Security Life Separate Account S-A1 is a "separate account" as defined by Rule 0-1(e) under the Act and each is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. Each Separate Account is divided into subaccounts, each of which invests exclusively in shares of the Existing Fund or another open-end management investment company. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   ING Investors Trust and Fidelity Variable Insurance Products Fund II are registered

open-end management investment companies of the series type (File Number 811-05629 and

811-05511, respectively).

5.   Overall management services to the Replacement Fund are provided by Directed

Services, LLC, a registered investment adviser and an indirect wholly owned subsidiary of ING

Groep, N.V.[1] The Replacement Fund is sub-advised by ING Investment Management Co.

6.   The Contracts are individual variable annuity contracts. Each of the Contracts permit the

issuing Company to substitute shares of one open-end management investment company with

shares of another, subject to Commission approval and compliance with applicable law. The

prospectuses for the Contracts and the Separate Accounts contain disclosures of this right. The

Contracts which offer the Existing Fund as an investment option are registered in the Form N-4

Registration Statements listed in section II.B. of the application.

7.   Although not articulated exactly the same way, the investment objectives of the Existing

Fund and the Replacement Fund are similar and the principle investment strategies of each

portfolio are substantially similar. The ING Large Cap Growth Portfolio seeks long-term capital

growth while the Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation. Both

portfolios invest primarily in common stocks of large-cap U.S. companies, with an emphasis on

earnings growth as a criterion for investment. A comparison of the investing strategies and risks

of the Existing Fund and the Replacement Fund is included in the application.

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[1] As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Companies. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Companies, are preparing for a base case of an initial public offering ("IPO") of its U.S.-based insurance and investment management affiliates, including DSL.

The following table compares the fees and expenses of the Existing Fund and the Replacement Fund as of December 31, 2012:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund							
• ING Large Cap Growth Portfolio – Class I	0.55%	0.00%	0.10%	0.02%	0.67%	- 0.07%[2]	0.60%
Existing Fund							
• Fidelity VIP Contrafund Portfolio – Initial Class	0.56%	0.00%	- -	0.08%	0.64%	- -	0.64%

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund							
• ING Large Cap Growth Portfolio – Class S	0.55%	0.25%	0.10%	0.02%	0.92%	- 0.07%[1]	0.85%
Existing Fund							
• Fidelity VIP Contrafund Portfolio – Service Class 2	0.56%	0.25%	- -	0.08%	0.89%	- -	0.89%

8.   By means of supplements to the prospectuses for the Contracts, all owners of the Contracts affected by the substitutions were notified of the application to substitute shares of the funds as described herein. Among other information regarding the Substitution, the supplements informed affected Contract Owners that beginning on the date of the supplements the Companies

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[2]   Directed Services LLC, the adviser, is contractually obligated to limit expenses to 0.60% and 0.85% for Class I and Class S shares, respectively, through May 1, 2014; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. This obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the management agreement and is subject to possible recoupment by the adviser within three years. The amount of the Portfolio's expenses to be waived, reimbursed or recouped by Directed Services LLC is shown under the heading "Expense Waivers."

will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the effective date of the Substitution. Following the date the order requested by this application is issued, but before the effective date, affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the effective date and advising affected Contract Owners of their right, if they so choose, at any time prior to the effective date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If affected Contract Owners reallocate account value prior to the effective date or within 30 days after the effective date, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccount and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. Additionally, all current Contract Owners will be sent prospectuses of the Replacement Fund before the effective date.

9.   The proposed substitution will take place at relative net asset value with no change in the amount of any affected Contract owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Separate Accounts.

10.   Shares of the Existing Fund will be redeemed for cash. The Companies, on behalf of the Existing Fund subaccount of each relevant Separate Account, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement

Fund. Initial Class shares of the Existing Fund will be substituted for Class I shares of the Replacement Fund, while Service Class 2 shares of the Existing Fund will be substituted for Class S shares of the Replacement Fund.

11.   The affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. The Substitution will not cause the Contract fees and charges currently being paid by affected Contract Owners to be greater after the Substitution than before the Substitution. Moreover, affected Contract Owners will not incur any additional tax liability as a result of the Substitution. Also, as described in the application, after notification of the Substitution and for 30 days after the effective date, affected Contract Owners may reallocate the subaccount value of the Existing Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

12.   In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitution is completed, Contract Owners will be sent a written confirmation informing them that shares of the Existing Fund have been redeemed and that the shares of Replacement Fund have been substituted. The confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitution has changed as a result of the Substitution and detail the transactions effected on behalf of the respective Contract Owner because of the Substitution.

13.   The Applicants state that Contract Owners will be better served by the proposed Substitution for many reasons. The Applicants state that the Substitution is a part of the

Companies' overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. The Substitution will replace an unaffiliated fund with a fund that is advised and sub-advised by affiliates of the Companies. Additionally, the Replacement Fund will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Therefore, the Applicants believe the Board of the Replacement Fund will have greater sensitivity to the needs of Contract Owners. As the Substitution will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts, the Applicants assert that the Substitution will reduce costs related to unanticipated or off-cycle communications and mailings to Contract Owners. Further, the Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. The Applicants state that this process contributes to the Companies' ability to offer competitive products and services and assist their customers in meeting their financial goals while permitting the Companies to respond to expense, performance and management matters that they have identified in their due diligence reviews. The Applicants believe another benefit of the Substitution is that the Replacement Fund employs substantially similar principal investment strategies and resources to fulfill its investment objective while providing a decrease in Total Net Expenses for shareholders of the Existing Fund. In addition, the Applicants note that for Contract Owners affected by the Substitution, the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the effective date of the Substitution.

14.   For these reasons, and the reasons discussed in more detail in the application, the Applicants assert that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitution. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.

2.   Each of the prospectuses for the Contracts expressly discloses that the issuing Company reserves the right, subject to compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of a Separate Account. Applicants maintain that Contract Owners will be better served by the proposed Substitution. Applicants anticipate that the replacement of the Existing Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products. As described in the application, the Replacement Fund will be managed according to similar investment objectives and policies as the Existing Fund. Moreover, the overall net fees of the Replacement Fund are less than those of the Existing Fund.

3.   Applicants assert that the proposed substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own

judgment and transfer Contract or cash values into other subaccounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The proposed Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent. Applicants maintain that the proposed Substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific types of insurance coverage offered by the various Companies under the Contracts as well as numerous other rights and privileges set forth in each Contract.

4.   The Applicants agree that for two years following the implementation of the Substitution described herein, the net annual expenses of the Replacement Fund will not exceed the net annual expenses of the Existing Fund as of December 31, 2012 (net annual expenses will not exceed 0.64% for the ING Large Cap Growth Portfolio - Class I, and 0.89% for Class S). To achieve this limitation, DSL will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.

5.   Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the effective date of the Substitutions the Applicants agree

not to change the Replacement Fund's sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

6.   The Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and assert that the replacement of the Existing Fund with the Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the l940 Act.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Applicants assert that the requested order meets the standards set forth in Section 26(c) of the Act and should therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary